FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated January 23, 2006 (“RIM Showcases BlackBerry Enterprise Server v4.1 for IBM Lotus Domino at Lotusphere 2006")

News Release dated January 23, 2006 (“RIM Provides Update on NTP Litigation")

News Release dated January 24, 2006 (“T-Mobile and RIM launch the new BlackBerry 8700g in the UK")

Page No 2 2 3

Document 1

January 23, 2006

FOR IMMEDIATE RELEASE

RIM Showcases BlackBerry Enterprise Server v4.1 for IBM Lotus Domino at Lotusphere 2006

LOTUSPHERE 2006, Booth # 511-516 – Orlando, FL – January 23, 2005 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) is showcasing the upcoming BlackBerry Enterprise Server® v4.1 for IBM® Lotus® Domino® at Lotusphere® 2006 this week in Orlando, Florida. BlackBerry Enterprise Server v4.1, a substantial upgrade to RIM’s secure, reliable and proven wireless server software, will add support for IBM Lotus Sametime® and IBM Lotus Domino 7, the latest version of IBM’s leading collaboration and enterprise management messaging software.

BlackBerry Enterprise Server v4.1 will provide further integration with Lotus Notes® and Domino including the ability to read Notes native encrypted mail (Lotus Domino encrypted mail) on BlackBerry handheld devices, support for IBM DB2®, and a new IBM Lotus Sametime client for BlackBerry handheld devices that supports presence, group chat, “buddy list” synchronization with the Sametime server, message auditing and enterprise access controls. These new features will allow enterprises to leverage their existing investments in wireless infrastructure and gain increased control over their wireless enterprise deployments.

“This release of BlackBerry Enterprise Server and its new support for Lotus Sametime builds off of RIM’s successful history of supporting Lotus Domino,” said Ken Bisconti, vice president Workplace, Portal and collaboration products, IBM. “As the leading provider of enterprise collaboration products, we support IBM Business Partners, like RIM, that help our customers extend their mission critical applications to mobile devices.”

BlackBerry Enterprise Server v4.1 continues to build on the features and functions that have made BlackBerry the leading wireless platform for corporate and government users. New features include:

o PIN to PIN and SMS message audit logs
o Improved common administration console
o Support for multiple administrator roles
o Group-based administration
o Support for BlackBerry Mobile Data System™v4.1 (BlackBerry MDS™) application development and deployment environment
o RSA integration with MDS for authentication
o the ability to easily create BlackBerry client applications that integrate with Web Services using the new BlackBerry MDS Studio™visual design tool
o BlackBerry Java™Development Environment v4.1
o Enhanced security for administrator access
o Backup and restore of saved messages

BlackBerry MDS v4.1, will allow Lotus Domino or IBM WebSphere® Application Server customers to create and deploy Domino or WebSphere applications as mobile applications on BlackBerry devices. With BlackBerry MDS v4.1, customers will be able to mobilize applications quickly and easily while leveraging the security and reliability of the BlackBerry platform together with the wide-ranging advantages of Web Services.

-more-

“Once again, with IBM support, RIM is bringing greater integration and mobility to Lotus Domino customers,” said David Werezak, Vice President, Enterprise Business Unit, Research In Motion. “BlackBerry Enterprise Server v4.1 offers tight integration with Lotus Domino and Sametime, better control for system administrators, enhanced security features, broad support for third party business applications and integrated support for powerful development tools to extend enterprise applications to mobile users.”

_________________

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry? wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. IBM, Lotusphere, Lotus, Lotus Notes, Domino, Sametime, DB2 and Websphere Application Server are trademarks of International Business Machines Corporation in the United States, other countries, or both. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

Document 2

January 23, 2006

FOR IMMEDIATE RELEASE

RIM Provides Update on NTP Litigation

Waterloo, ON – The U.S. Supreme Court (“Supreme Court”) issued an order today in the patent litigation between Research In Motion Limited (“RIM”) (Nasdaq: RIMM; TSX: RIM) and NTP, Inc. (“NTP”). The Supreme Court denied RIM’s petition for certiorari that requested the Supreme Court to review issues concerning the extraterritorial reach of U.S. patent law. While review by the Supreme Court is generally uncommon, RIM sought review because it believes the case raises significant national and international issues. Today’s ruling has no bearing on the merits of the outstanding issues in the case before the United States District Court for the Eastern District of Virginia (“District Court”).

The District Court will set a hearing date at a later time for further proceedings in the case based on the remand from the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”). The Federal Circuit decision of August 2, 2005 vacated the injunction and damages award originally entered as a result of the District Court trial in 2002 and remanded the case to the District Court for further proceedings. The Federal Circuit decision also reversed or vacated the infringement finding on 9 of the 16 litigated patent claims.

During the upcoming proceedings, the District Court will be asked to decide a variety of matters relating to the litigation, including the impact of the Federal Circuit’s reversal of infringement findings on issues of liability and damages. In its briefings, NTP has asked the District Court to enter a new injunction prohibiting RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. The District Court will schedule a hearing prior to deciding each of these matters. RIM maintains that an injunction is inappropriate given the specific facts of this case, including:

- the outright rejection of all NTP patent claims in rigorous Office Actions* already issued by the Patent Office, including second Office Actions in three of the four remaining patents in the litigation that sustained rejections after taking into account NTP's arguments seeking to overturn them;
- the ability to fully compensate NTP through ongoing royalty payments in lieu of an injunction;
- the Supreme Court's November 28 decision to hear the appeal in the case of MercExchange v. eBay on questions relating to the propriety of injunctions in patent litigation;
- the lack of any practical mechanism to prevent an injunction from having an unintended effect on users in the public and private sectors who would be, or who the District Court determines should be, exempt; and
- public interest concerns relating to any potential suspension or interruption of BlackBerry service in the United States.

RIM believes these factors should hold significant weight in any decisions relating to an injunction, however it will ultimately be up to the courts to decide these matters and there can never be an assurance of a favorable outcome in any litigation.

It is also anticipated that the reexamination of NTP’s patents by the United States Patent and Trademark Office will continue with special dispatch. All of the NTP patent claims have now been rejected by the Patent Office in its initial rulings in reexamination proceedings, based in part on prior art not considered in the District Court trial in 2002.

As a contingency, RIM has also been preparing software workaround designs which it intends to implement if necessary to maintain the operation of BlackBerry services in the United States.

* The rejections of NTP patents in the initial and second Office Actions issued by the Patent Office were based in part on prior art not considered in the District Court trial in 2002 and were derived through a recently improved Patent Office process whereby reexamination decisions now require thorough review and unanimous agreement from a panel of supervisors and senior patent examiners (see press release titled “USPTO IMPROVES PROCESS FOR REVIEWING PATENTS” at http://www.uspto.gov/web/offices/com/speeches/05-38.htm).

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information visit www.rim.com or www.blackberry.com.

_________________

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to RIM’s plans and expectations regarding its dispute with NTP and its intention to implement a software workaround if necessary to maintain the operation of BlackBerry services in the United States. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factors titled “The Company May Infringe on the Intellectual Property Rights of Others”, “The Company may not be able to enhance its products or develop new products at competitive prices or in a timely manner”, “Defects in the Company’s products and services can be difficult to detect” and the other risks described in the “Risk Factors” section of RIM’s Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended November 27, 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Document 3

January 24 2006

FOR IMMEDIATE RELEASE

T-Mobile and RIM launch the new BlackBerry 8700g in the UK

London, U.K. and Waterloo, ON — T-Mobile UK and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced an expansion of T-Mobile’s portfolio of BlackBerry® devices with the introduction of the new BlackBerry 8700g™. The device is expected to be available from T-Mobile throughout the UK from early February.

The BlackBerry 8700g, developed and manufactured by RIM, has a full QWERTY keyboard in a new, sleek, lightweight design.

In addition to standard BlackBerry functionality including support for ‘push’ email, phone, text messaging, browser, organizer and corporate data applications, the BlackBerry 8700g was completely re-engineered to boost performance and features an Intel processor as well as 64 MB flash memory and 16 MB SRAM. The BlackBerry 8700g delivers faster Web browsing, attachment viewing and application performance. Using the BlackBerry 8700g, users can also view common attachments such as PowerPoint, Excel and Word.

The BlackBerry 8700g features a bright, high resolution, landscape QVGA (320x240) LCD display that supports more than 65,000 colors to deliver vivid graphics. The screen offers excellent indoor and outdoor readability by featuring an intelligent light sensing technology that automatically adjusts both the LCD and keyboard lighting to provide an optimized view in outdoor, indoor and dark environments. The device also features Bluetooth® support for hands-free use with headsets and car kits, as well as a speakerphone.

“The extension of our BlackBerry range of devices is vital to meet the mobile access needs of both business customers as well as consumers,” said Camilla Cochrane, T-Mobile UK BlackBerry Marketing Manager. “We are pleased to include the BlackBerry 8700g in our suite of devices to further enable our customers to improve their productivity, reduce costs and enhance communications through the seamless use of wireless information.”

“The BlackBerry 8700g delivers a major leap forward in performance together with a sleek and stylish design and a vivid color display. We think T-Mobile customers in the UK will be very impressed with the new look and feel of the BlackBerry 8700g,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion.

For corporate customers, BlackBerry Enterprise Server™ software, tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About T-Mobile International

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom’s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States.

By Q3 2005, about 83 million customers were served in nine T-Mobile markets.

And all that over a common technology platform based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service.

T-Mobile also is partner of FreeMove, an alliance formed by four of Europe’s leading mobile companies — Orange, Telefónica Móviles, TIM (Telecom Italia Mobile) and T-Mobile – to help their customers communicate as easily while travelling abroad as they do at home.

For more information about T-Mobile UK, please visit www.t-mobile.co.uk

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Marisa Conway
Brodeur for RIM
+1 (212) 771-3637
mconway@brodeur.com

RIM Investor Contact RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 24, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller